SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Target Acquisitions I, Inc.
_________________________

(Name of Issuer)

Common Stock, $0.001 par value
_________________________

(Title of Class of Securities)

________________

(CUSIP NUMBER)

Changkui Zhu
Target Acquisitions I, Inc.
Chunshugou Luanzhuang Village, Zhuolu County
Zhangjiakou, Hebei Province PRC 075600
86-313-6732526
_________________________________________________

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 30, 2011
____________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO.

1	NAME OF REPORTING PERSONS Junyan Tian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,035,200
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,035,200
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,035,200 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.94%*
14	TYPE OF REPORTING PERSON IN

____________
*     Based upon 8,000,100 shares of the Issuer's common stock issued and outstanding as of October 1, 2011.

Item 1. Security and Issuer

This statement relates to the purchase by Junyan Tian (the “Reporting Person”)of 1,035,200 shares of the common stock, $.001 par value (the "Shares"), of Target Acquisitions I, Inc. (the "Issuer"), having its principal executive offices at Chunshugou Luanzhuang Village, Zhuolu County, Zhangjiakou, Hebei Province, People’s Republic of China 075600.

Item 2. Identity and Background

      (a) The reporting person for purposes of this statement is Junyan Tian.

      (b) The business address of the Reporting Person is c/o Target Acquisitions I, Inc., Chunshugou Luanzhuang Village, Zhuolu County, Zhangjiakou, Hebei Province, People’s Republic of China 075600.

      (c) The Reporting Person's principal business is that of investing in business entities.

      (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds

      The Shares were acquired by the Reporting Person in exchange for shares of Real Fortune Mining Limited, a British Virgin Islands company (“Real Fortune BVI”), pursuant to a Share Exchange Agreement dated as of October 1, 2011 by and among the Issuer, Real Fortune BVI and the shareholders of Real Fortune BVI (the “Share Exchange Agreement”).

Item 4. Purpose of Transaction

      (a) The Reporting Person does not have any plan or proposal which relates to or which would have the effect of any acquisition of additional, or disposition of any, securities of the Issuer.

      (b) The Reporting Person does not have any plan or proposal which relates to or would result in an extraordinary transaction involving the Issuer or any subsidiary of the Issuer.

      (c) The Reporting Person does not have any plan or proposal which relates to or would result in a sale or transfer of a material amount of the assets of the Issuer or any subsidiary of the Issuer.

      (d) The Reporting Person does not have any plan or proposal to change the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

      (e) The Reporting Person does not have any plan or proposal which relates to or would result in a material change in the Issuer's present capitalization or dividend policy.

      (f) The Reporting Person does not have any plan or proposal which relates to or would result in a material change in the business or corporate structure of the Issuer.

      (g) The Reporting Person does not have any plan or proposal which relates to or would result in a change in the Issuer's charter, by-laws or instruments corresponding thereto which may impede the acquisition of the Issuer by any person.

      (h) The Reporting Person does not have any plan or proposal which relates to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) The Reporting Person does not have any plan or proposal which relates to or would result in a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      (j) The Reporting Person does not have any plan or proposal which relates to or would result in any action similar to those described in paragraphs (a) through (i) above.

Item 5. Interest in Securities of the Issuer

      (a) The Reporting Person owns an aggregate of 1,035,200 shares of the Issuer’s common stock, constituting approximately 12.94% of the issued and outstanding shares of the Issuer's common stock based upon the 8,000,100 shares of Issuer's common stock issued and outstanding as of October 1, 2011.

      (b) The Reporting Person has sole power to vote or direct the vote of the Shares and the sole power to dispose or to direct the disposition of the Shares.

      (c) Except for the acquisition of the Shares pursuant to the Share Exchange Agreement, the Reporting Person has not effected any transaction involving the Issuer's securities within the sixty (60) preceding days.

      (d) No person other than the Reporting Person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7. Material to be filed as Exhibits

Exhibit No.	Description

1.
Share Exchange Agreement dated as of October 1, 2011 by and among the Issuer, Real Fortune BVI and the shareholders of Real Fortune BVI (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 30, 2011).

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2011

/s/ Junyan Tian
Junyan Tian